Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference into the Prospectuses and Statement of Additional Information in Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A of Fidelity Capital Trust: Fidelity Focused Stock Fund and Fidelity Value Fund, of our reports dated December 9, 2005, Fidelity Capital Appreciation Fund our report dated December 13, 2005 and Fidelity Disciplined Equity Fund our report dated December 7, 2005, on the financial statements and financial highlights included in the October 31, 2005 Annual Reports to Shareholders of the above referenced funds.

We further consent to the references to our Firm under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

____________________________	/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Boston, Massachusetts
December 27, 2005